Exhibit 3.1

CERTIFICATE OF RETIREMENT

OF

SERIES A EXCHANGEABLE PREFERRED STOCK

OF

INSPIRE PHARMACEUTICALS, INC.

(Pursuant to Sections 151 and 243 of the Delaware General Corporation Law)

Inspire Pharmaceuticals, Inc., a corporation organized and existing under the General Corporation Law of the State of Delaware (the “Corporation”):

DOES HEREBY CERTIFY:

FIRST: That the Amended and Restated Certificate of Incorporation of the Corporation, as amended by the Certificate of Designations, Number, Voting Powers, Preferences and Rights of the Series A Exchangeable Preferred Stock (the “Certificate of Incorporation”), authorizes the issuance of 250,000 shares of Series A Exchangeable Preferred Stock, par value $0.001 per share (the “Series A Exchangeable Preferred Stock”). On October 30, 2007, 140,186 shares of Series A Exchangeable Preferred Stock were outstanding.

SECOND: On October 31, 2007, all 140,186 outstanding shares of Series A Exchangeable Preferred Stock were exchanged for 14,018,600 shares of the common stock, par value $0.001 per share, of the Corporation pursuant to and in accordance with the provisions of the Certificate of Incorporation and, as a result thereof, none of the authorized shares of the Series A Exchangeable Stock are outstanding.

THIRD: The Certificate of Incorporation prohibits the reissuance of the issued shares of Series A Exchangeable Preferred Stock as part of the same series of preferred stock. Furthermore, no authorized but unissued shares of the Series A Exchangeable Preferred Stock will be issued subject to the Certificate of Designations, Number, Voting Powers, Preferences and Rights of the Series A Exchangeable Preferred Stock previously filed with respect to such shares.

FOURTH: By a Unanimous Written Consent, dated November 28, 2007, the Board of Directors of the Corporation resolved that the 140,186 shares of Series A Exchangeable Preferred Stock that were previously issued but are no longer outstanding, be retired as shares of Series A Exchangeable Preferred Stock of the Corporation and that the remaining unissued shares of Series A Exchangeable Preferred Stock resume the status of authorized but unissued shares of the preferred stock of the Corporation.

FIFTH: Pursuant to the provisions of Section 243 of the Delaware General Corporation Law, upon the effective date of this Certificate of Retirement, the Certificate of Incorporation shall be amended to (i) retire the 140,186 shares of Series A Exchangeable Preferred Stock that were previously issued, (ii) designate the 109,814 shares of unissued Series A Exchangeable Preferred Stock as authorized but unissued shares of the preferred stock of the Corporation, and (iii) eliminate therefrom all references to the Series A Exchangeable Preferred Stock.

SIXTH: Upon the effective date of this Certificate of Retirement, as a result of the retirement of 140,186 shares of Series A Exchangeable Preferred Stock, the total number of shares of preferred stock, par value $0.001 per share, which the Corporation is authorized to issue is 1,859,814 shares. Of such 1,859,814 shares of preferred stock that the Corporation has authority to issue, 100,000 are designated and known as “Series H Preferred Stock”, par value $0.001 per share.

IN WITNESS WHEREOF, Inspire Pharmaceuticals, Inc. has caused this Certificate of Retirement to be signed by its duly authorized officer, as of the 18th day of December, 2007.

INSPIRE PHARMACEUTICALS, INC.

By:	/s/ Joseph M. Spagnardi
Name:	Joseph M. Spagnardi
Title:	Senior Vice President, General Counsel and Secretary